1 Hines Rd., Suite 202 Ottawa, Ontario K2K 3C7	Tel: (613) 254-7246 Fax: (613) 254-7250 www.datajungle.com

June 27, 2005

Craig Wilson

Senior Assistant Chief Accountant

Securities & Exchange Commission

450 Fifth Street, N.W.

Room 4561

Washington, D.C.

U.S.A.  20549

RE:

DataJungle Software Inc.

Form 10-KSB for the year ended December 31, 2004 (the “Filing”)

SEC File No. 001-05996

Dear Mr. Wilson,

With reference to the Securities & Exchange Commission (the “SEC”) letter dated June 13, 2005, the following will provide a response to the three (3) comments regarding the consolidated financial statements for DataJungle Software Inc. (the “Company”) for the year ended December 31, 2004.

1. Report of Independent Registered Public Accounting Firm, page 33

Comments from SEC:

We note that your audit report was signed by an audit firm based in Ottawa, Canada.  Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States.  In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.

Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted.

Response from the Company:

The audit of the consolidated financial statements of the Company for the year ended December 31, 2004 was conducted by KPMG LLP, who is based in Ottawa, Canada, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and published rules and regulations of the SEC.

For the year ended December 31, 2004, the majority (97%) of the Company’s revenues were earned from clients located in the United States. However, the Company’s products are developed in Canada and the sales efforts are directed from Canada with the majority (75%) of the sales force being located

1 Hines Rd., Suite 202 Ottawa, Ontario K2K 3C7	Tel: (613) 254-7246 Fax: (613) 254-7250 www.datajungle.com

in Canada. In addition, the Company is headquartered and conducts their principal operations in Canada. The majority of the Company’s assets (99.9%) are located in Canada and management of the Company and related accounting records are located at 1 Hines Road, Suite 202, Ottawa, Ontario, Canada, K2K 3C7.  All of the audit work is carried out in Ottawa, Canada and therefore the Company engaged KPMG LLP Ottawa, Canada to perform the audit of the Company’s financial statements.

2. Note 10, Promissory Note Payable to Related Party, page 48

Comments from SEC:

We note you have a note payable to a related party that is convertible into common stock.  Provide to us your analysis of any beneficial conversion features that may have existed related to this convertible note and your accounting treatment for any such features.  Also, tell us how you considered EITF 98-5 and EITF 00-27 in accounting for the related party notes payable.

Response from the Company:

The amount outstanding under the note payable to related party of $646,395 CAD is convertible into 4,309,302 shares of common stock of the Company based on a conversion price of one common share for each $0.15 CAD of debt converted or at such lower rate paid by any third party dealing at arms length with the Company.  This conversion feature was based on a Memorandum of Agreement with the related party dated February 21, 2003 and the Memorandum of Agreement and the debt were entered into prior to the reverse takeover whereby DataJungle became a reporting issuer.  An internal analysis prepared at that time established the fair value of the common stock at less than $0.01 USD per share.  This internal analysis was prepared using the following methodology:

•

Total future revenue from existing customers was calculated and then discounted for uncertainty and time value.  Estimated cost of sales and overheads were deducted from this amount resulting in an estimated value of the Company prior to existing liabilities (“Enterprise Value”).  The Enterprise Value was compared to total backlog of revenue indicating that the Enterprise Value was approximately 2.4 to 2.6 times total backlog.  This multiple was considered to be reasonable based on market conditions for software companies at the time and the particular situation of the Company.

•

Total liabilities of the Company were deducted from the Enterprise Value resulting in an implied value of the common shares.  This amount was divided by the total number of common shares issued resulting in an estimated value per common share.  Due to the minimal revenue opportunities for the Company and debt levels, the estimated value per common share was nominal.

At the time the conversion feature was established, there were no cash based common stock transactions providing an indication of what a third party dealing at arms length with the Company would have paid for the common shares.

EITF 98-5 and EITF 00-27 refer to situations whereby an entity has issued convertible debt with a “beneficial conversion feature” such as a non-detachable conversion feature that is in-the-money at the commitment date or a fixed discount to the market price of the common stock at the date of conversion.  The note payable to related party was issued with a conversion price that was in excess of the estimated

1 Hines Rd., Suite 202 Ottawa, Ontario K2K 3C7	Tel: (613) 254-7246 Fax: (613) 254-7250 www.datajungle.com

fair market value of the common stock at the time of issuance.  Consequently, the conversion option had no intrinsic value to the related party at the date of issuance and would not be considered a “beneficial conversion feature”.  In addition, the conversion price would only decrease after the date of issuance to protect the related party against dilution and would not be at a discount to fair market value determined by an arms length transaction at the time of conversion.  Consequently, the ability of the related party to convert at a lower price than the initial conversion price is also not considered a “beneficial conversion feature”.

3. Note 11, Stockholders’ Deficiency, page 49

Comments from SEC:

We note you incurred $290,011 of issuance costs related to the sale of your common stock to certain investors during the year ended December 31, 2004.  Provide us with a detailed listing of these fees by major category and who these fees were paid to.  Also tell us how you determined the 294,075 shares issued in exchange for such costs.

Response from the Company:

Fees paid or payable to:	Number of shares	Issuance costs	Comments
Computershare Trust Company, Inc. (transfer agent)	N/A	$1,865	Paid in cash for stock transfer services
New Haven Capital Corporation (“NHCC”)	250,000	$217,500	The Company agreed to issue 250,000 shares of common stock for financing advice and assistance. At the time of issuance of the common stock, the stock price was $0.87
NHCC	N/A	$37,807	For financing advice and assistance paid in cash or included in accrued liabilities as at December 31, 2004
NHCC	44,075	$32,839

The Company agreed to issue 44,075 shares of common stock for financing advice and assistance.  At the time of issuance of the common stock, the stock price was $0.87 resulting in total issuance costs of $38,345.  Of this amount, $5,506 was included in issuance costs and accrued liabilities in the prior year and $32,839 was included in issuance costs for the current year.

Totals	294,075	$290,011

1 Hines Rd., Suite 202 Ottawa, Ontario K2K 3C7	Tel: (613) 254-7246 Fax: (613) 254-7250 www.datajungle.com

In connection with our response to the above comments, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that you will find our response to your comments as satisfactory.  However, if you have any questions, please do not hesitate to contact us.

Yours truly,

DataJungle Software Inc.

/s/ Edward Munden

/s/ Larry Bruce

Edward Munden

Larry Bruce

President & CEO

Vice President Finance,

Secretary & treasurer

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